
United States
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934

February 21, 2017
Date of report *(date of earliest event reported)*


Commission File No.	Name of Registrant, State of Incorporation, Address of Principal Executive Offices, and Telephone No.	IRS Employer Identification No.
000-49965	**MGE Energy, Inc.** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mgeenergy.com	39-2040501
000-1125	**Madison Gas and Electric Company** *(a Wisconsin Corporation)* 133 South Blair Street Madison, Wisconsin 53788 (608) 252-7000 mge.com	39-0444025

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ] Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ] Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ] Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ] Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 8.01. Other Events

On February 21, 2017, Madison Gas and Electric Company (MGE) issued a press release announcing a filing with the Public Service Commission of Wisconsin (PSCW) of a letter notifying the PSCW of MGE's intent to seek approval to construct, own and operate a 66MW wind farm, consisting of 33 turbines, located near Saratoga, Iowa. MGE anticipates filing its formal application with the PSCW in March 2017. If approved by the PSCW, construction of the project is expected to begin in early 2018. MGE Energy, Inc. (MGE Energy) and MGE are filing a copy of that press release as Exhibit 99.1 to this report.

This combined Form 8-K is being filed separately by MGE Energy and Madison Gas and Electric Company. Information contained herein relating to any individual registrant has been filed by such registrant on its own behalf. Neither registrant makes any representation as to information relating to the other registrant.

* * *

Forward-Looking Statements

This report contains forward-looking statements that reflect management's current assumptions and estimates regarding future performance, regulatory considerations and economic conditions. These forward-looking statements are made pursuant to the provisions of the Private Securities Litigation Reform Act of 1995. Words such as "believe," "expect," "anticipate," "estimate," "could," "should," "intend," "will," and other similar words generally identify forward-looking statements. Both MGE Energy and MGE caution investors that these forward-looking statements are subject to known and unknown risks and uncertainties that may cause actual results to differ materially from those projected, expressed, or implied.

The factors that could cause actual results to differ materially from the forward-looking statements made by a registrant include (a) those factors discussed in the Registrants' 2015 Annual Report on Form 10-K: Item 1A. Risk Factors, Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations, as updated by Part I, Item 2. Management's Discussion and Analysis of Financial Condition and Results of Operations in the Registrant's quarterly report on Form 10-Q for the quarter ended September 30, 2016 (Third Quarter Report), and Item 8. Financial Statements and Supplementary Data – Note 18, as updated by Part I, Item 1. Financial Statements – Note 7 in the Third Quarter Report, and (b) other factors discussed herein and in other filings made by that registrant with the SEC.

Readers are cautioned not to place undue reliance on these forward-looking statements, which apply only as of the date of this report. MGE Energy and MGE undertake no obligation to release publicly any revision to these forward-looking statements to reflect events or circumstances after the date of this report, except as required by law.

Item 9.01. Financial Statements and Exhibits.

(a) Financial statements of businesses acquired: None
(b) Pro forma financial information: None
(c) Shell company transactions: None
(d) Exhibits.

Exhibit No.	Description
99.1	Press release of Madison Gas and Electric Company issued on February 21, 2017.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrants have duly caused this report to be signed on their behalf by the undersigned hereunto duly authorized.

MGE Energy, Inc.
Madison Gas and Electric Company
(Registrants)

Date: February 21, 2017   /s/ Jeffrey C. Newman

                                           Jeffrey C. Newman
                                           Senior Vice President, Chief Financial Officer,
                                           Secretary and Treasurer

MGE Energy, Inc.
Madison Gas and Electric Company

Exhibit Index to Form 8-K
Dated February 21, 2017

Exhibit No.	Description
99.1	Press release of Madison Gas and Electric Company issued on February 21, 2017.

EXHIBIT 99.1

News

MGE Advances Renewable Energy Goals with Proposal for Major Wind Project

The proposed 66-megawatt wind farm near Saratoga, Iowa, is a next step in MGE's ongoing transition to more renewable resources in its energy supply mix.

Madison, Wis., Feb. 21, 2017—Madison Gas and Electric (MGE) announced today a proposal to construct, own and operate its largest wind farm to date, advancing the company's commitment to increasing cleaner energy and to further reducing carbon dioxide emissions under its Energy 2030 framework.

Known as "Saratoga," the 66-megawatt (MW) wind farm, consisting of 33 turbines, would be located about 200 miles west of Madison, Wis., near Saratoga in Howard County, Iowa. Due to its strong winds and proximity to transmission infrastructure, the roughly 10-square-mile site is well situated for delivering clean energy to MGE customers.

If approved, construction could begin in early 2018 and deliver enough energy to power approximately 47,000 homes by the end of 2018. Wind turbine technology has improved with larger turbines producing energy more efficiently, making them a cost-effective, clean-energy option. The anticipated turbines for Saratoga extend nearly 500 feet tall, which is 100 feet higher than turbines at MGE's Top of Iowa wind farm, built in 2008. Larger blades result in a larger "swept area," and therefore, capture more energy per turbine at moderate wind speeds.

"This is an exciting opportunity for our customers and continues the progress we've made in reducing carbon emissions and increasing renewable energy," Chairman, President and CEO Gary Wolter said. "With recent advances in technology, this project represents a long-term, cost-effective strategy for MGE to continue to transition to cleaner energy sources."

Energy 2030 framework

Under its Energy 2030 framework, MGE has pledged to supply 30% of electric sales with renewable resources by 2030, with a milestone goal of 25% by 2025. The company also will work with customers to reduce carbon emissions 40% from 2005 levels by 2030. MGE already has taken a number of steps as it works with customers toward Energy 2030, including:

• Launching its Shared Solar pilot project in partnership with the City of Middleton. Shared Solar delivers locally based renewable energy to customers who subscribe to the project. MGE is developing a waiting list to better understand customer interest in additional projects.

• Reducing MGE's ownership share in the coal-fired Columbia Energy Center in Portage, Wis. The agreement advances MGE's commitment to transition away from coal to more renewable resources in its energy supply mix.

- Introducing Charge@Home, a convenient electric vehicle home charging pilot program for customers who want charging at home.

- Obtaining regulatory approval for a Smart Thermostat Demand Response Pilot Program for residential customers. The program, to be introduced later this year, will allow MGE to communicate with participating customers' smart thermostats to manage demand during peak periods of electric use.

Siting of Saratoga project

MGE began identifying possible locations for a new wind project more than a year ago. Negotiations for the Saratoga site began in summer 2016. MGE secured the rights to the construction-ready site last year from the site's initial developer, RPM Access LLC, which had designated the site for wind development.

MGE estimates the total capital cost of the project, if approved by regulators, to be about $107 million. MGE plans to take advantage of federal renewable electricity production tax credits. On Feb. 21, 2017, MGE filed with the Public Service Commission of Wisconsin (PSCW) a letter notifying the commission of MGE's intent to seek approval to build Saratoga. MGE anticipates filing its formal application with the PSCW in March.

For more information about MGE's proposed Saratoga wind farm, visit *mge.com/Saratoga*.

Proposal builds upon MGE's leadership in advancing clean energy

The Saratoga project builds upon MGE's history of reducing carbon emissions and growing renewable resources. In 1999, MGE—the smallest investor-owned utility in the country—built the largest wind farm east of the Mississippi River, the Rosiere Wind Farm in northeastern Wisconsin.

The company continued to expand clean energy as part of its now complete Energy 2015 framework, begun in 2005, under which MGE:

- Reduced carbon emissions 20% between 2005 and 2015.
- Increased energy from renewable resources by almost 12 times.
- Set an example for other utilities by eliminating coal at its downtown Madison power plant.

Energy 2030 and the proposed Saratoga project continue MGE's ongoing transition toward a more sustainable future for our customers and our communities.

About MGE

MGE generates and distributes electricity to 149,000 customers in Dane County, Wis., and purchases and distributes natural gas to 154,000 customers in seven south-central and western Wisconsin counties. MGE's parent company is MGE Energy, Inc. The company's roots in the Madison area date back more than 150 years.

Contact

Dana Brueck
Corporate Communications Manager
608-252-7282 | dbrueck@mge.com

Steven Schultz
Corporate Communications Manager
608-252-7219 | sbschultz@mge.com